SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 13, 2017

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

13 February 2017

Smith & Nephew plc announces that it has today been informed of changes to the share interests of directors and persons discharging managerial responsibilities ("PDMRs"), detailed below, following completion of the related performance periods:

Smith & Nephew Global Share Plan 2010 (Performance Share Awards):

Name of Director / PDMR	Number of Ordinary Shares under award granted on 07/03/2014 (shown at maximum)	Number of Ordinary Shares lapsed under award (shown at maximum)
Rodrigo Bianchi	41,352	38,044
Olivier Bohuon	180,304	165,880
John Campo	38,338	35,271
Bradley Cannon	20,286	18,664
Michael Frazzette	43,934	40,420
Elga Lohler	13,722	12,625
Cyrille Petit	36,024	33,143

Notes:

(i)      84% of the target awards (92% of maximum) made on 7 March 2014 have lapsed following completion of the performance measurement period. The remaining 16% (8% of maximum) will vest, and subject to continued employment, will be settled on 7 March 2017 being the third anniversary of the awards.

This announcement is made in accordance with the requirements of Article 19 (3) of the Market Abuse Regulation.

Tony Llewellyn
Deputy Company Secretary
Smith & Nephew plc

Tel:  01923 477320

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 13, 2017

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary